SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10015487

Our contact
Marianne Bergström


SEC MAIL PROCESSING
RECEIVED
APR 05 2010
WASH. D.C.
193
SECTION

March 19, 2010

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published March 17, 2010.

SUPPL

Best regards,
Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
March 17, 2010	Press Release	Skanska to construct World Trade Center Project in New York for USD 434 M, about SEK 3.1 billion	law and by the listing agreement with Stockholm Stock Exchange

dle 4/7

SKANSKA

Press Release

March 17, 2010
08:30 am CET

Skanska to construct World Trade Center Project in New York for USD 434 M, about SEK 3.1 billion

Skanska, in a joint venture with Granite Construction, has been awarded a USD 542 M contract to construct the new PATH station at the site of the World Trade Center in New York City. Skanska's share of the contract is 80 percent, corresponding to USD 434 M, approximately SEK 3.1 billion, which will be included in order bookings for the first quarter. The customer is the Port Authority of New York and New Jersey.

PATH is the Port Authority's commuter rail system, which connects New Jersey to downtown Manhattan. The joint-venture partnership is responsible for placement of all cast-in-place concrete to construct the new station platforms 36 feet below and immediately west of New York City Transit's (NYCT) No. 1 Subway Line structural box. Structural steel and precast concrete work was awarded under a separate contract to a different contractor.

The concrete roof also will form the plaza to the east of the new WTC Memorial. The mezzanine of the new station will connect to the future transit hall to the east, which will facilitate connections to NYCT trains.

"The construction of the new PATH station will play a significant role in the rebuilding of the World Trade Center site," said Mike McNally, EVP Skanska AB and within the Senior Executive Team responsible for operations in the Americas. "This exemplifies Skanska's ability to provide both heavy civil and building expertise to deliver one of the most comprehensive transit hubs in one of the busiest cities in the world."

The WTC station is the busiest in the PATH system. Since work will take place around fully-operational PATH trains, a complex plan to sequence relocation and reconstruction of the existing platforms (A thru C) and tracks (1 thru 5) is required. A new fourth Platform D is being added to accommodate future service needs.

The contract includes completion of the east/west connector and West Street underpass, connecting the station to the World Financial Center. All self-performed civil work for this contract will be executed in conjunction with Granite Construction. Skanska will complete all mechanical/electrical/plumbing (M/E/P) work and architectural finishes.

Work on the project will begin this month and is scheduled for completion in May 2014. Both Skanska USA Civil and Skanska USA Building will take part in the implementation of the project with a 50 percent and 30 percent share respectively of the total contract amount.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.